Filed by PacifiCare Health Systems, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                               Subject Company: PacifiCare Health Systems, Inc.
                                                  Commission File No. 001-31700


[The following has been posted on PacifiCare's website - www.pacificare.com]


                                   Summary of
                               Senior Management
                           Compensation Arrangements

The following is a summary of the compensation payable to the senior management(1) of PacifiCare Health Systems, Inc. ("PacifiCare") as a result of the proposed merger (the "Merger") of PacifiCare with and into Point Acquisition LLC, a subsidiary of UnitedHealth Group Incorporated ("UHG"). The categories of compensation payable to PacifiCare's senior management as a result of the Merger are as follows:

      o   Change of Control Payments; and
      o   Accelerated Vesting of Outstanding Equity Incentives and SERP benefits

      In addition, most members of PacifiCare senior management have entered into new employment agreements with UHG for future services. Such agreements, which only become effective upon closing of the Merger, provide for ongoing compensation arrangements dependent upon the provision of future services and compliance by such senior management with non-competition and other requirements. In connection with such new agreements, PacifiCare senior management will receive:

      o   UHG Equity Incentive Grants; and
      o   UHG Signing Bonuses

I.  Background

      There are several important points to keep in mind with respect to the amounts to be received described below:

      o PacifiCare was in serious financial distress during the period beginning late 2000 through 2002, in essence, a company in turnaround.

          - In 2001, PacifiCare owed approximately $840 million to a consortium of domestic and international banks. All amounts outstanding had a final maturity date of January 3, 2002.

          - In June 2001, an attempt to refinance the outstanding debt with high-yield debt failed, forcing PacifiCare to negotiate a one-year extension of the maturity of the existing bank facility which was accomplished in September 2001.

          - The market for PacifiCare's common stock reflected both the severe earnings and liquidity challenges faced by the company reaching a low of $4.90 (split adjusted) per common share on October 30, 2000. Since that low in October 2000, PacifiCare's common stock has been consistently listed as one of the best performing domestic publicly traded equity issuances.

          - The pattern of full year corporate net earnings is as follows (expressed in thousands):

                      o   2000      $ 161,040
                      o   2001      $  19,006
                      o   2002      <$757,829>
                      o   2003      $ 242,748
                      o   2004      $ 303,154

      o Equity-based compensation was the primary tool used by PacifiCare (1) to attract and retain the key talent needed for a successful turnaround and (2) to ensure its continuity of management.

      o PacifiCare's equity-based compensation has been deployed broadly beyond senior management, with over 730 employees of PacifiCare currently holding equity incentives. Within recent years, the PacifiCare shareholders have approved a variety of amendments to and extensions of our compensation plans, consistent with industry standards for corporate governance.

      o PacifiCare's turnaround has been successful. Since January 1, 2000, PacifiCare's operations have stabilized and grown and its stock has outperformed the S&P 500 Index by over 199.8%.

      o Accordingly, over 95% of the equity-based compensation of the senior managers, set forth in Table B, represents the premium for PacifiCare's performance over the S&P 500 Index's performance.

      o UHG will fund any cash payments due to the senior management and will have cash on hand immediately prior to the Merger sufficient to pay any such cash payments. No such amounts will be paid by or allocated to any regulated entity, whether as a result of an administrative services agreement or otherwise.

      o No UHG executives will receive any compensation in connection with the Merger.

II.  Effect of Change of Control Payments


      Currently, only select members of PacifiCare senior management have employment agreements that provide for payments to be made upon a change of control. These agreements provide that the applicable executives will be entitled to payments following a change of control of PacifiCare if either:

      o the executive is terminated without cause or leaves due to an adverse change in the executive's employment duties, reporting relationship or location within 24 months of the change of control; or

      o the executive voluntarily terminates employment 12 months after the change of control (in which case the executive would receive 50% of the amount that he or she would otherwise have been entitled to receive if terminated in connection with the change of control).

      In connection with the Merger, 21 PacifiCare executives and senior managers have entered into new employment agreements with UHG. It is anticipated that employment agreements will be extended to additional senior managers. Executives and senior managers that enter into employment agreements with UHG will waive the right to receive any change of control payments that they would otherwise be entitled to receive pursuant to their PacifiCare employment agreements. As a result, the only executives that will be entitled to receive such change of control payments in connection with the Merger will be current PacifiCare executives that currently have employment agreements with PacifiCare and that do not enter into new employment agreements with UHG. As previously noted, UHG will fund any payments due to the executives and no such amounts will be paid by or otherwise allocated to any regulated entity

Table A below details the maximum amount of change of control payments that are potentially payable to PacifiCare's executive officers and senior management as a result of the Merger, based on the dual criteria of 1) a change of control and 2) a qualifying termination of the executive's employment within two years of the change of control.

                                    Table A:
                                    --------
                           Change of Control Payments

------------------------------------------------- ------------ ---------------
                                                       Number
Group                                              of Persons          Amount
------------------------------------------------- ------------ ---------------
CEO                                                         1              $0
------------------------------------------------- ------------ ---------------
Other Executive Officers -                                  8              $0
New UHG Employment Agreements
------------------------------------------------- ------------ ---------------
Other Senior Management -                                  12              $0
New UHG Employment Agreements
------------------------------------------------- ------------ ---------------
Other Senior Management -                                  18     $14,517,225
Continuing PacifiCare Employment Agreements
------------------------------------------------- ------------ ---------------
Total                                                      39     $14,517,225
------------------------------------------------- ------------ ---------------


It should be noted that PacifiCare has approximately 560 employees that are eligible to receive enhanced severance up to a maximum amount of one year's base salary (and, depending on the employee, a certain amount of bonus compensation), should the dual criteria of 1) change of control and 2) termination of the employee without cause (or significant change in the employee's responsibilities/title) be met within 12 months of the change in control. Should all of these employees be terminated after the close of the transaction, the additional severance associated with these employees as a result of the change in control would be approximately $31 million. PACIFICARE BELIEVES THAT FEW OF THESE EMPLOYEES WILL RECEIVE THIS ENHANCED SEVERANCE BENEFIT, GIVEN THAT IT IS UHG'S STATED INTENTION TO RETAIN MOST EMPLOYEES IN THEIR CURRENT OR SIMILAR ROLES.

III.  Accelerated Vesting of Outstanding Equity Incentives and SERP Benefits

      Pursuant to the terms of existing equity incentive plans of PacifiCare (the "Plans"), the outstanding equity incentives previously granted to PacifiCare senior management that have not vested prior to the Merger will fully vest as of the closing of the Merger and no longer be subject to forfeiture risk. There are three categories of equity incentives outstanding under the Plans: stock options, restricted stock and restricted stock units and deferred stock units. By virtue of the Merger (in addition to the accelerated vesting described above):

      o each outstanding option to purchase PacifiCare common stock will be converted into an option to purchase UHG common stock;

      o each share of restricted stock will be converted into the right to receive the per share merger consideration receivable by public stockholders (1.1 shares of UHG common stock and $21.50 in cash); and

      o each restricted stock unit and deferred stock unit will be converted into the right to receive the per share merger consideration receivable by public stockholders (1.1 shares of UHG common stock and $21.50 in cash).

PacifiCare's equity compensation awards have historically been awarded by the PacifiCare Compensation Committee during the first quarter of each calendar year. These awards have generally been subject to a four year vesting schedule. The purpose of the equity grants and the vesting period is to encourage long term employee engagement and retention. Therefore, a significant portion of the compensation costs associated with the transaction are solely due to the accelerated vesting of previously awarded equity grants, including those of the CEO, executive officers and senior managers. Since employees will be within months of an additional year of vesting at the anticipated close of the transaction (i.e., in the fourth quarter of 2005), Table B below displays the value of the unvested equity compensation both before and after February 1, 2006. It should be noted that the difference in value before and after this date would have accrued to PacifiCare employees holding equity grants due to the passage of time, regardless of the occurrence of this transaction.

There are currently approximately 691 PacifiCare employees that hold equity incentives granted pursuant to the Plans (in addition to 39 executives reflected in Table B). The estimated value of acceleration of equity incentives for these employees holding equity incentives that are not disclosed in Table B is approximately $59 million if the transaction closes before February 1, 2006. Other than the 39 members of senior management as described in this summary, however, none of these employees will receive compensation triggered solely by the consummation of the Merger (other than acceleration of vesting of unvested equity incentives).

      Table B below details the total value of equity incentives held by PacifiCare's executive and senior management for which vesting will be accelerated as a result of the Merger.

                                           Table B:
                                           --------
                              Accelerated Vesting of Outstanding
                                  Unvested Equity Incentives
---------------------------------- ------------- ------------------------ ----------------------
                                                         Value of Equity        Value of Equity
                                                           Incentives(2)          Incentives(3)
                                         Number   (closing prior to Feb.   (closing on or after
Group                                of Persons                 1, 2006)          Feb. 1, 2006)
---------------------------------- ------------- ------------------------ ----------------------
CEO                                           1              $59,195,171            $29,417,980
---------------------------------- ------------- ------------------------ ----------------------
Other Executive Officers(4)                   8              $95,610,848            $48,730,012
---------------------------------- ------------- ------------------------ ----------------------
Other Senior Management -                    12              $24,071,703            $17,803,834
New UHG Employment Agreements
---------------------------------- ------------- ------------------------ ----------------------
Other Senior Management -                    18              $36,255,658            $25,117,869
Continuing PacifiCare Employment
Agreements
---------------------------------- ------------- ------------------------ ----------------------
Total                                        39             $215,133,380           $121,069,695
---------------------------------- ------------- ------------------------ ----------------------


IV.   Accelerated Vesting of SERP Benefits

      PacifiCare's Supplemental Executive Retirement Plan (SERP) plan, established in January 2002, provides that if a participant's employment is terminated within 24 months of a change of control, the participant is entitled to be immediately vested and receive an unreduced benefit under the SERP. The SERP provides that a participant must have 5 years of service after becoming a participant prior to being vested and also provides for a reduced benefit if a participant terminates employment prior to age 62. UHG intends to continue the SERP plan in the interest of maintaining continuity of management. Vesting of benefits under the SERP plan for most participants will in any event occur in January 2007, even if the Merger were not to be consummated. Given that (i) no enhanced benefits are payable except in connection with termination of employment within 2 years of a change in control, and (ii) such benefits would vest in any event in January 2007 for most participants before the end of such period, the effect of such acceleration of vesting is not determinable, but is believed to be minimal. As previously noted, UHG will fund any payments due to the executives and no such amounts will be paid by or otherwise allocated to any regulated entity.

V.    Future Services

      1.  UHG Equity Incentive Grants

      To ensure continuity of management of PacifiCare following the transaction, UHG entered into new employment agreements for future services and separate non-compete agreements with certain PacifiCare executive officers and members of senior management. The agreement terms for the employment agreements, together with the separate non-compete agreements, range from two to four years, and form the basis of compensation for future service by such executives. It is noteworthy that such executives are not currently subject to non-competition obligations under their current PacifiCare employment agreements.

      Pursuant to the terms of these new employment agreements, UHG will issue restricted shares of UHG stock upon consummation of the Merger to the executives that are parties to such agreements. The restricted stock grants vest over a period of two to four years and are subject to forfeiture if the applicable non-competition agreement is violated or if the executive voluntarily terminates his or her employment prior to fulfilling the agreed employment commitment. Table C below details the total value of restricted stock that will be granted to PacifiCare's senior management by UHG in connection with entering into the new UHG employment agreements. The amounts of the awards are similar to those historically awarded to PacifiCare executives.

                                    Table C:
                                    --------
                          UHG Equity Incentive Grants

---------------------------------------------- ------------- -------------------
                                                     Number     Value of Equity
Group                                            of Persons       Incentives(5)
---------------------------------------------- ------------- -------------------
CEO                                                       1          $7,984,500
---------------------------------------------- ------------- -------------------
Other Executive Officers(6)                               8         $19,695,100
---------------------------------------------- ------------- -------------------
Other Senior Management -                                12         $14,372,100
New UHG Employment Agreements
---------------------------------------------- ------------- -------------------
Other Senior Management -                                18                  $0
Continuing PacifiCare Employment Agreements
---------------------------------------------- ------------- -------------------
Total                                                    39         $42,051,700
---------------------------------------------- ------------- -------------------


      2. UHG Signing Bonuses

      As described above, pursuant to their existing employment agreements with PacifiCare, PacifiCare senior management may have been incentivized to terminate their employment following the transaction to receive change of control payments. To avoid such a disruption and instead ensure continuity of management of PacifiCare following the transaction, UHG entered into new employment agreements with most of these executives. Pursuant to such new employment agreements, members of PacifiCare senior management waived their right to receive any change of control payments payable as a result of the Merger under their PacifiCare employment agreements. The new employment agreements provide for signing bonuses, depending on the particular executive, which are payable in shares of UHG restricted stock or cash. The restricted stock vests over a period of two years and is also subject to forfeiture if such executives violate their non-competition agreements or the executive voluntarily terminates his or her employment. As previously noted, UHG will fund any payments due to the executives and no such amounts will be paid by or otherwise allocated to any regulated entity. Table D below details the total amount of signing bonuses that will be paid by UHG to PacifiCare's senior management.

                                    Table D:
                                    --------
                              UHG Signing Bonuses

-------------------------------------- ----------- -----------------------------
                                           Number                     Amount of
Group                                  of Persons                 Signing Bonus
-------------------------------------- ----------- ------------- ---------------
                                                           Cash          Stock
-------------------------------------- ----------- ------------- ---------------
CEO                                             1            $0      $8,454,195
-------------------------------------- ----------- ------------- ---------------
Executive Officers(7)                           8    $7,861,984     $15,214,159
-------------------------------------- ----------- ------------- ---------------
Other Senior Management - New UHG              12    $9,197,030      $1,774,228
Employment Agreements
-------------------------------------- ----------- ------------- ---------------
Other Senior Management - Continuing           18            $0              $0
PacifiCare Employment Agreements
-------------------------------------- ----------- ------------- ---------------
Total                                          39   $17,059,014     $25,442,582
-------------------------------------- ----------- ------------- ---------------



VI.  Summary

      Tables E-1 and E-2 below summarize the total amount of compensation payable to the senior management of PacifiCare as a result of the Merger.

                                         Table E-1:
                                         ----------
                                         Summary of
                               Change of Control Compensation
                              (closing prior to Feb. 1, 2006)
------------------------------------- -------------- ----------------- --------------
                                                     Acceleration of
                                          Change of      Outstanding
                                            Control           Equity
Group                                      Payments     Incentives(8)         Total
------------------------------------- -------------- ----------------- --------------
CEO                                              $0       $59,195,171    $59,195,171
------------------------------------- -------------- ----------------- --------------
Other Executive Officers                         $0       $95,610,848    $95,610,848
------------------------------------- -------------- ----------------- --------------
Other Senior Management -                        $0       $24,017,703    $24,071,703
New UHG Employment Agreements
------------------------------------- -------------- ----------------- --------------
Other Senior Management - Continuing    $14,517,225       $36,255,658    $50,772,883
PacifiCare Employment Agreements
------------------------------------- -------------- ----------------- --------------
Total                                   $14,517,225      $215,133,380   $229,650,605
------------------------------------- -------------- ----------------- --------------


                                      Table E-2:
                                      ----------
                                      Summary of
                            Change of Control Compensation
                          (closing on or after Feb. 1, 2006)
------------------------------------ -------------- ----------------- ---------------
                                                     Acceleration of
                                          Change of      Outstanding
                                            Control           Equity
Group                                      Payments     Incentives(9)         Total
------------------------------------ -------------- ----------------- ---------------
CEO                                             $0       $29,417,980     $29,417,980
------------------------------------ -------------- ----------------- ---------------
Other Executive Officers                        $0       $48,730,012     $48,730,012
------------------------------------ -------------- ----------------- ---------------
Other Senior Management -                       $0       $17,803,834     $17,803,834
New UHG Employment Agreements
------------------------------------ -------------- ----------------- ---------------
Other Senior Management - Continuing   $14,517,225       $25,117,868     $39,635,094
PacifiCare Employment Agreements
------------------------------------ -------------- ----------------- ---------------
Total                                  $14,517,225      $121,069,694    $135,586,920
------------------------------------ -------------- ----------------- ---------------


      Table F below summarizes the total amount of compensation (other than salary and bonus opportunities) payable to senior management of PacifiCare for future services in connection with the ongoing management of PacifiCare following the Merger.

                                        Table F:
                                        --------
                                       Summary of
                              Future Services Compensation
------------------------------------ -------------- ---------------- ---------------
                                        UHG Equity             UHG
                                         Incentive         Signing
Group                                       Grants     Bonuses (10)          Total
------------------------------------ -------------- ---------------- ---------------
CEO                                     $7,984,500       $8,454,195     $16,438,695
------------------------------------ -------------- ---------------- ---------------
Other Executive Officers               $19,695,100      $23,076,143     $42,771,243
------------------------------------ -------------- ---------------- ---------------
Other Senior Management -              $14,372,100      $10,971,258     $25,343,358
New UHG Employment Agreements
------------------------------------ -------------- ---------------- ---------------
Other Senior Management - Continuing            $0               $0              $0
PacifiCare Employment Agreements
------------------------------------ -------------- ---------------- ---------------
Total                                  $42,051,700      $42,501,596     $84,553,296
------------------------------------ -------------- ---------------- ---------------

_______________________

(1) As used in this summary, the term "senior management" refers to all officers of PacifiCare who currently have agreements with PacifiCare that provide for compensation that would be triggered by the Merger. Please note that all members of senior management reside in California, with the exception of two executives.

(2) With respect to options and shares of UHG common stock received upon conversion of restricted stock, restricted stock units, or deferred stock units, the dollar value assumes a UHG stock price of $53.23 per share (the closing price of UHG common stock on July 5, 2005, the day before the Merger was announced), net of the exercise price therefore, if any. In order to receive the amounts shown, the participants must exercise stock options. Given the fixed exchange ratio, the actual amounts will increase or decrease based upon the actual closing price of UHG common stock when the Merger closes. Such amounts would further be reduced by applicable federal and state taxes.

(3) With respect to options and shares of UHG common stock received upon conversion of restricted stock, restricted stock units, or deferred stock units, the dollar value assumes a UHG stock price of $53.23 per share (the closing price of UHG common stock on July 5, 2005, the day before the Merger was announced), net of the exercise price therefore, if any. In order to receive the amounts shown, the participants must exercise stock options. Given the fixed exchange ratio, the actual amounts will increase or decrease based upon the actual closing price of UHG common stock when the Merger closes. Such amounts would further be reduced by applicable federal and state taxes.

(4) Acceleration of outstanding unvested equity incentives held by named executive officers other than the CEO

----------------------- --------------------------- --------------------------
  Name                  Value of Incentives         Value of Incentives

                        (Closing prior to 2/1/06)   (Closing after 2/1/06)
----------------------- --------------------------- --------------------------
  Brad Bowlus           $21,063,811                 $9,197,719
----------------------- --------------------------- --------------------------
  Joseph Konowiecki     $22,152,369                 $7,114,732
----------------------- --------------------------- --------------------------
  Jacquelyn Kosecoff    $11,811,575                 $8,921,624
----------------------- --------------------------- --------------------------
  Greg Scott            $18,214,727                 $8,184,147
----------------------- --------------------------- --------------------------

(5) The dollar value assumes a UHG stock price of $53.23 per share (the closing price of UHG common stock on July 5, 2005, the day before the Merger was announced). The actual amounts will vary up or down based upon the actual closing price of UHG common stock when the Merger closes.

(6) Value of Equity Incentive Grants held by named executive officers other than CEO

-------------------------------------- ----------------------------------------
Name                                   Amount
-------------------------------------- ----------------------------------------
Brad Bowlus                            3,726,100
-------------------------------------- ----------------------------------------
Joseph Konowiecki                      1,596,900
-------------------------------------- ----------------------------------------
Jacquelyn Kosecoff                     2,661,500
-------------------------------------- ----------------------------------------
Greg Scott                             3,726,100
-------------------------------------- ----------------------------------------

(7)   UHG signing bonuses of named executive officers other than CEO:

--------------------------- ------------------------- -------------------------
Name                        Cash                      Restricted Stock
--------------------------- ------------------------- -------------------------
Brad Bowlus                 $4,133,503                $0
--------------------------- ------------------------- -------------------------
Joseph Konowiecki           $0                        $3,593,523
--------------------------- ------------------------- -------------------------
Jacquelyn Kosecoff          $0                        $3,071,475
--------------------------- ------------------------- -------------------------
Greg Scott                  $3,728,481                $0
--------------------------- ------------------------- -------------------------

(8)   Subject to the assumptions described in Table B.

(9)   Subject to the assumptions described in Table B.

(10) $25,442,582 of the total signing bonuses are to be paid in restricted stock. See Table D for specific breakdown of cash versus stock awards.


Additional Information about the Acquisition and Where to Find It

         In connection with the proposed merger (the "Merger") of PacifiCare Health Systems, Inc. ("PacifiCare") and UnitedHealth Group Incorporated ("UnitedHealth Group") and the other transactions contemplated by the Agreement and Plan of Merger between PacifiCare, UnitedHealth and Point Acquisition LLC, dated as of July 6, 2005 (the "Merger Agreement"), on August 11, 2005 UnitedHealth Group filed preliminary materials with the Securities and Exchange Commission (the "SEC"), including a registration statement on Form S-4 that contains a preliminary prospectus and a preliminary proxy statement. These materials are not yet final and will be amended. INVESTORS AND HOLDERS OF PACIFICARE COMMON STOCK ARE URGED TO READ THE DEFINITIVE VERSIONS OF THE PROSPECTUS AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PACIFICARE, UNITEDHEALTH GROUP AND THE MERGER. The preliminary materials filed on August 11, 2005, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by PacifiCare or UnitedHealth Group with the SEC, may be obtained for free at the SEC's website, http://www.sec.gov. In addition, investors and PacifiCare stockholders may obtain free copies of the documents filed with the SEC by PacifiCare by a written request to PacifiCare Health Systems, Inc., 5995 Plaza Drive, Cypress, CA 90630, Attention: Investor Relations.

Participants in the Solicitation

         PacifiCare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the transactions contemplated by the Merger Agreement. Information about the directors and executive officers of PacifiCare is set forth in the proxy statement for PacifiCare's Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2005. Investors may obtain additional information regarding the interests of such participants in the Merger and the other transactions contemplated by the Merger Agreement by reading the prospectus and proxy solicitation statement if and when they become available.

         This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
--------------------------

This document may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "could," "may," "project," "will" and variations thereof or similar expressions identify forward-looking statements, which generally are not historical in nature. These forward-looking statements are based on current expectations and projections about future events. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, among others, our ability to consummate the Merger with UnitedHealth, to achieve expected synergies and operating efficiencies in the Merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the Merger may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Merger; the regulatory approvals required to complete the Merger may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and tax treatment of the Merger and the value of the merger consideration; and those risks and uncertainties found in our filings and reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.